SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to supplement the information contained in Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Applica Incorporated, or Applica, on December 19, 2006.
Item 8. Additional Information.
     Item 8(a) of the Schedule 14d-9 is hereby amended and supplemented by the addition of the following new paragraph as the final paragraph under the “Litigation” heading:
     On December 20, 2006, the United States District Court, Northern District of Ohio, Eastern Division denied all of the motions filed on December 19, 2006 by NACCO against Applica, Harbinger Capital Partners and certain of its affiliates. Applica issued a press release describing this result on December 21, 2006, which is incorporated by reference to exhibit 99 of Applica’s Current Report on Form 8-K filed on December 21, 2006.
Item 9. Exhibits.

Exhibit
No.	Document
(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99 of Applica’s Current Report on Form 8-K filed on December 21, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

Exhibit
No.	Document
(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)
Amendment No. 1 to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(g)	Inapplicable
*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

December 21, 2006	APPLICA INCORPORATED
	By:	/s/ Harry D. Schulman
		Name:	Harry D. Schulman
		Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document
(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99 of Applica’s Current Report on Form 8-K filed on December 21, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

Exhibit
No.	Document
(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)
Amendment No. 1 to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(g)	Inapplicable
*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.